Exhibit (a)(I)(G)

BRODSKY & SMITH, LLC
Evan J. Smith (SBN 242352)
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA  90212
Telephone: 877-534-2590
Facsimile: 310.247.0160
esmith@brodsky-smith.com

Attorneys for Plaintiff
ELECTRONICALLY FILED Superior Court of California, County of Orange 04/07/2011 at 08:27:24 AM Clerk of the Superior Court By Maarit H Nordman, Deputy Clerk

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF ORANGE

MARION WILLIAM HABIAK, Individually and behalf of all others similarly situated,

Plaintiff,

vs.

CARDIOGENESIS CORPORATION, JOHN MCCORMICK, RAYMOND W. COHEN, ANN T. SABAHAT, MARVIN J. SLEPIAN, GREGORY D. WALLER, CRYOLIFE, INC., CL FALCON, INC., and DOES 1 through 20, inclusive,

Defendants.
Case No. 30-2011-00464844-CU-SL-CXC CLASS ACTION COMPLAINT FOR: 1) BREACH OF FIDUCIARY DUTY 2) AIDING AND ABBETTING BREACH OF FIDUCIARY DUTY JURY TRIAL DEMANDED Judge Nancy Weben Stock

Plaintiff Marion William Habiak (“Plaintiff'), on behalf of herself and all other similarly situated public shareholders of Cardiogenesis Corporation (“Cardiogenesis” or the “Company”), brings the following Class Action Complaint (“Complaint”) against the members of the board of directors of Cardiogenesis (“Board”) for breaching their fiduciary duties, and against CryoLife, Inc. (“CryoLife”) and CL Falcon, Inc. (“Merger Sub”) for aiding and abetting the same.  The allegations of the Complaint are based on the knowledge of Plaintiff as to herself, and on information and belief, including the investigation of counsel and review of publicly available information as to all other matters.
NATURE OF THE ACTION
1.           On March 29, 2011, Cardiogenesis and CryoLife announced that they had entered  into a definitive agreement (“Merger Agreement”) whereby CryoLife, through its wholly-owned subsidiary, would acquire all outstanding shares of Cardiogenesis in a tender offer at $0.457 per share (“Proposed Transaction”).  Under the Merger Agreement, if over 83.5% of the outstanding shares of Cardiogenesis are tendered in the tender offer, defendants will cash out Cardiogenesis' shareholders through a coercive “Top-Up Option,” whereby defendants will grant CryoLife millions of additional shares in order to cross the 90% threshold and complete a short-form merger.  If the minimum condition is not satisfied, defendants still intend to effectuate the Proposed Transaction but through a one-step merger rather than through the quicker two-step tender offer and short-form merger.

2.           These provisions, however, are illegal and directly violate the California General Corporation Law. Section 1101 of the California Corporations Code states:

[E]xcept in a short-form merger, and in the merger of a corporation into its subsidiary in which it owns at least 90 percent of the outstanding shares of each class, the nonredeemable common shares or nonredeemable equity securities of a constituent corporation may be converted only into nonredeemable common shares of the surviving party or a parent party if a constituent corporation or its parent owns, directly or indirectly, prior to the merger shares of another constituent corporation representing more than 50 percent of the voting power of the other constituent corporation prior to the merger, unless all of the shareholders of the class consent and except as provided in Section 407.

3.           This provision is referred to as the “50-90 Rule” of the California General Corporation Law. In an effort to escape the 50-90 Rule, defendants have attempted to implement the Top-Up Option as part of the Merger Agreement.  Under the Top-Up Option, even though CryoLife could receive, by way of example, only 83.5% of Cardiogenesis' stock in the tender offer — and thus be squarely within the confines of the 50-90 Rule — defendants have agreed by the contractual artifice of the Top-Up Option to eviscerate the rule. An injunction is necessary to prevent a violation of California law for this reason alone.
4.           The Proposed Transaction is also the result of an unfair sales process designed to ensure that only CryoLife has an opportunity to acquire the Company.  For example, defendants agreed to preclusive deal protective devices in the Merger Agreement that create a playing field that is unfairly tilted in favor of CryoLife and effectively chills any potential auction process for the Company, including:

• a “No Shop” provision that precludes the Board from attempting to maximize shareholder value by soliciting or negotiating with any other potential acquirer and requires that the Board cease all such existing communications and negotiations;

• a “Matching Rights” provision that requires the Board to give full information about competing acquisition proposals to CryoLife within 48 hours of their receipt and then allows CryoLife to match any competing proposal;

• a “Termination Fee” provision whereby the Board agreed that Cardiogenesis would pay CryoLife $1.5 million in the event the Company receives a higher offer for the Company and its shareholders, despite the no shop provision; and

• Tender and Voting Agreements with each member of the Board that require the Board to tender their individual holdings in Cardiogenesis stock to CryoLife.

5.           In addition, defendants filed a materially misleading Schedule 14D-9 (“Recommendation Statement”) in connection with the tender offer.  The Recommendation Statement contains numerous material misstatements and omissions.  As explained below, the Recommendation Statement exposes some details of the highly conflicted sales process, but fails to disclose a myriad of material facts concerning the Proposed Transaction – preventing shareholders from casting an informed vote for or against the Proposed Transaction.  For example, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) the strategic alternatives for the Company; (c) the Company's intrinsic value on a stand-alone basis; (d) the conflicts of interest that burdened the sales process, including the material benefits secured by Company insiders; (e) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by its financial advisor, B. Riley & Co. (“B. Riley”); and (f) details concerning B. Riley's potential conflict of interest
6.           In sum, defendants utilized a defective sales process that was not designed to maximize shareholder value or to protect the interests of Cardiogenesis' shareholders, but rather was designed to create material personal benefits and divert the Company's valuable assets to CryoLife.  Each of the defendants has breached his fiduciary duties, and/or has aided and abetted such breaches by favoring their own financial interests over those of Cardiogenesis and the public shareholders, and disseminating false and misleading information in connection with the tender offer.  Moreover, plaintiff and the class are receiving an unfair price in the Proposed Transaction.

7.           For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the merger is consummated, recover damages resulting from the Individual Defendants' (as defined herein) violations of their fiduciary duties.
PARTIES
8.           Plaintiff is, and at all relevant times was, a continuous stockholder of defendant Cardiogenesis.
9.           Defendant Cardiogenesis is a California corporation with its headquarters located in Irvine, California.  Founded in 1989, Cardiogenesis designs, develops, and distributes laser-based surgical products and disposable fiber-optic accessories for the treatment of cardiac ischemia associated with advanced cardiovascular disease through laser myocardial revascularization.  Cardiogenesis sells its products through direct sales force in the United States; and through distributors and agents primarily in Europe, Mexico, and Asia.
10.           Defendant Paul J. McCormick is the Company's Executive Chairman and Principal Executive Officer.  Mr. McCormick has served on Cardiogenesis' Board since April 2007.
11.           Defendant Raymond W. Cohen has served on Cardiogenesis' Board since December 2008.
12.           Defendant Ann T. Sabahat has served on Cardiogenesis' Board since April 2008.
13.           Defendant Marvin J. Slepian has served on Cardiogenesis' Board since December 2003.
14.           Defendant Gregory D. Waller has served on Cardiogenesis' Board since April 2007.
15.           Defendants McCormick, Cohen, Sabahat, Slepian, and Waller are collectively referred to hereinafter as the “Individual Defendants.”
16.           Each of the Individual Defendants herein is sued individually, and as an aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

17.           Defendant CryoLife, a Florida corporation with its headquarters in Georgia, engages in the processing and distribution of implantable living human tissues for use in cardiac and vascular surgeries in the United States and Canada.  CryoLife distributes its products in various international markets for cardiac, vascular, and general surgery, through field service representatives, cardiac specialists, direct field representatives, and independent distributors.
18.           Defendant CL Falcon (“Merger Sub”) is a Florida corporation and a wholly owned subsidiary of CryoLife, formed solely for the purpose of entering into the Merger Agreement and consummating the Merger, and has not conducted any business operations other than those incidental to its formation.  Upon completion of the Merger, Merger Sub will merge with and into Cardiogenesis and Merger Sub will cease to exist as a separate corporate entity.
19.           Collectively, the Individual Defendants, Cardiogenesis, CryoLife, and Merger Sub are referred to herein as the “Defendants.”
20.           The true names and capacities of Defendants named as DOES 1 through 20, inclusive, are unknown to Plaintiff who therefore sues said DOE Defendants by such fictitious names.  Plaintiff will amend this Complaint to show their true names and capacities when the same have been ascertained.  Plaintiff is informed and believes, and based thereon alleges, that DOES 1 through 20, inclusive, were responsible in some manner for the acts and transactions hereinafter alleged and are therefore liable to Plaintiff and the plaintiff class.
21.           Plaintiff is informed and believes, and based thereon alleges, that at all times herein mentioned each of the Defendants was the agent or employee of one or more of the other Defendants and were at all times mentioned herein acting within the scope of such agency or employment.
VENUE AND JURISDICTION
22.           This Court has jurisdiction over this matter because Defendants conduct business in the County of Orange.  Defendant Cardiogenesis' principal business office is also located in Orange County.
23.           Venue is proper in the County of Orange pursuant to Section 395(a) of the Code of Civil Procedure in that each Defendant systematically conducted business, under the laws of California, on a regular basis in the County of Orange, and the wrongful conduct complained of herein occurred in the County of Orange.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
24.           By reason of the Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of Cardiogenesis and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty and full and candid disclosure.
25.           By virtue of their positions as directors and/or officers of Cardiogenesis, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Cardiogenesis to engage in the practices complained of herein.
26.           Each of the Individual Defendants is required to act in good faith, in the best interests of the Company's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person.  In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision.  To diligently comply with this duty, the directors of a corporation may not take any action that:
a.           adversely affects the value provided to the corporation's shareholders;
b.           contractually prohibits them from complying with or carrying out their fiduciary duties;
c.           discourages or inhibits alternative offers to purchase control of the corporation or its assets;
d.           will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation's shareholders; or
e.           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

27.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other shareholders of Cardiogenesis, including their duties of loyalty, good faith and independence, insofar as they, among other things, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other shareholders of Cardiogenesis common stock.
CLASS ACTION ALLEGATIONS
28.           Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure Section 382, on behalf of all holders of Cardiogenesis common stock who are being and will be harmed by Defendants' actions described below (“Class”).  Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
29.           This Class is so numerous that joinder of all members is impracticable.  As of February 28, 2011, there were more than 46.6 million shares of Cardiogenesis common stock issued and outstanding.  The actual number of public shareholders of Cardiogenesis will be ascertained through discovery.
30.           There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member, including:
a.           whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the other members of the Class, including their duties of loyalty, due care, and candor with respect to the Proposed Transaction; and
b.           whether Plaintiff and the other members of the Class would be irreparably damaged were Defendants not enjoined from the conduct described herein.
31.           Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests that are adverse or antagonistic to the Class.
32.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  Plaintiff is an adequate representative of the Class will fairly and adequately protect the interests of the Class.

33.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
34.           Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class with respect to the matters complained of herein, thereby making preliminary and final injunctive on behalf of the Class appropriate.
35.           Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
FURTHER SUBSTANTIVE ALLEGATIONS
A.           Background
36.           Cardiogenesis designs, develops, and distributes innovative devices used for the treatment of angina secondary to ischemic cardiac disease.  Cardiogenesis sells its products primarily to hospitals in the United States through a direct sales and support organization, as well as through distributors and agents in North America and Europe.  Founded in 1989, Cardiogenesis is headquartered in Irvine, California.
37.           On March 9, 2011, Cardiogenesis announced positive fourth quarter and full year 2010 results:
Cardiogenesis Corporation (OTCQB: CGCP), a leading developer of surgical products used in the treatment of diffuse coronary artery disease, today reported financial results for its fourth quarter and full year ended December 31, 2010.

Revenue for the fourth quarter of 2010 was $2,864,000, a 9% decrease from prior year fourth quarter revenue of $3,132,000.  For full year 2010, revenue was $11,290,000, an increase of 9% over revenue of $10,354,000 in 2009.  The company reported a net loss of $558,000, or $0.01 per basic and diluted share, in the fourth quarter of 2010 as compared with net income of $409,000, or $0.01 per basic and diluted share, in the prior year fourth quarter.

“The company posted a solid performance for both the fourth quarter and full year as our sales organization made the case for TMR and increased product utilization.  Fourth quarter revenues were negatively impacted by lower capital equipment sales as compared to 2009.  In addition the fourth quarter of 2009 included $218,000 of handpiece revenue previously deferred under accounting rules.  Excluding the impact of that non-recurring, deferred revenue, handpiece revenue increased 13% in fourth quarter 2010 over the prior period,” said Cardiogenesis Executive Chairman Paul McCormick.  “Continued revenue growth of our commercial products has allowed us to finance significant progress on our clinical and regulatory initiatives.  We enrolled two additional patients in our PHOENIX(TM) Combination Delivery System clinical feasibility trial, and our team will be in Europe in the upcoming weeks to perform additional procedures.  Moreover we are in the final phase of our animal safety study at the Texas Heart Institute (THI).  This is important because the THI report is a gating item for our submission to the FDA to obtain regulatory clearance to begin a human trial for the PHOENIX System in the U.S.  The PHOENIX System combines the intramyocardial delivery of stem cells with pre-treatment by TMR.  PHOENIX represents an exciting proprietary growth opportunity for our Company.”

The operating loss for 2010 totaled $1,439,000 as compared with an operating loss of $1,118,000 for full year 2009.  The net loss for 2010 was totaled $1,282,000, or $0.03 per basic and diluted share, as compared with a net loss of $1,234,000, or $0.03 per basic and diluted share, for 2009.

Handpiece revenue for the fourth quarter of 2010 increased $38,000, or 2%, to $2,172,000 as compared to $2,134,000 in the 2009 fourth quarter as a result of both higher unit sales and average selling prices.  For the twelve months ended December 31, 2010, handpiece revenue increased by $980,000, or 13%, to $8,637,000 from handpiece revenue of $7,657,000 in 2009.  Laser revenue in the fourth quarter of 2010 totaled $400,000, a decrease of $287,000 from the fourth quarter of 2009.  Laser revenue of $1,468,000 for the 2010 full year was slightly above full year 2009 laser revenue of $1,453,000.

Gross margin was 83% of net revenue for the fourth quarter of 2010, a one percentage point decrease from the fourth quarter of 2009.  For full year 2010, gross margin was 84% of net revenue, a one percentage point increase over 2009.  Gross profit decreased by $242,000, or 9%, to $2,390,000 for the fourth quarter of 2010 as compared with $2,632,000 for the 2009 fourth quarter.  For the twelve month period of 2010, gross profit increased by $906,000, or 11%, to $9,453,000 from a gross profit of $8,547,000 for the twelve months ended December 31, 2009.

38.           Thus, Cardiogenesis is poised for growth and its prospects have continued to improve.  Rather than permitting the Company's shares to trade freely and continue to benefit from Cardiogenesis' opportunities for growth, the Individual Defendants have acted for their own benefit and the benefit of CryoLife, and to the detriment of the Company's shareholders by entering into the Proposed Transaction.
B.           The Proposed Transaction
39.           On March 29, 2011, CryoLife and Cardiogenesis announced that they had entered into a definitive agreement under which CryoLife will acquire all of the outstanding shares of Cardiogenesis in an all cash tender offer at $0.457 per share.  The press release stated:

CryoLife, Inc. (NYSE:CRY), an implantable biological medical device and cardiovascular tissue processing company, and Cardiogenesis Corporation (OTC1B: CGCP), a leading developer of surgical products used in the treatment of patients with refractory angina resulting from diffuse coronary artery disease, today announced that the boards of directors of both companies have approved a definitive agreement under which CryoLife will acquire all of the outstanding shares of Cardiogenesis for $0.457 per share.  The all-cash transaction values Cardiogenesis at approximately $22 million, net of cash acquired and liabilities assumed.  The offer represents a 43 percent premium to Cardiogenesis' closing price on March 28, 2011.  The transaction is expected to be conducted as a tender offer followed by a merger and to close in mid to late May 2011.

Cardiogenesis had sales of $11.3 million for the year ended December 31, 2010.  Cardiogenesis' market leading YAG laser system and single use, fiber-optic delivery systems are FDA approved for performing a surgical procedure known as Transmyocardial Revascularization (TMR), which treats patients with angina that is not responsive to standard medications.  Patients undergoing TMR treatment with Cardiogenesis products have been shown to have angina improvement, longer event-free survival, reduction in cardiac related hospitalizations, and increased exercise tolerance.  The current market potential for TMR surgical procedures in the U.S. is estimated to be greater than $175 million.  CryoLife believes that the delivery of biologic materials, such as stem cells, in conjunction with TMR could increase the estimated U.S. market potential to greater than $700 million.

Cardiogenesis has also developed the PHOENIXTM Combination Delivery System, which is designed to combine the intramyocardial delivery of biologic materials with TMR.  The synergy of injecting biologics, such as stem cells or growth factors, with TMR may provide greater angina reduction, improve cardiac function and enhance quality of life in patients with diffuse disease who are not candidates for surgical bypass or intervention.  The PHOENIX System has received a CE Mark and CryoLife intends to begin commercialization efforts in select European markets in the second half of 2011, with a more extensive launch expected in 2012.

Cardiogenesis and CryoLife products are both targeted toward cardiovascular surgeons and this acquisition represents a significant addition to CryoLife's cardiac surgery portfolio.  Leveraging its significant global sales force, CryoLife expects to grow TMR revenues in the low double-digits within 12 months of completing the acquisition, excluding the benefits of any possible future product approvals or successful clinical trial outcomes.

“We believe this transaction will benefit the customers, employees and shareholders of both companies,” said Steven G. Anderson, chairman, president and chief executive officer of CryoLife.  “Cardiogenesis brings developed technologies with proven clinical outcomes in the treatment of cardiovascular disease and a pipeline of potential new products that build on the TMR platform.  Cardiogenesis' products greatly expand our customer offerings and we believe they will create opportunities for us to cross sell and rollout Cardiogenesis' products on a global platform.  We look forward to welcoming Cardiogenesis employees to the CryoLife team as we work together to create opportunity for our customers and investors.”

“CryoLife is a partner that shares our commitment to develop innovative products that improve the lives of patients around the world,” said Paul McCormick, executive chairman of Cardiogenesis.  “We are pleased to be joining CryoLife and we feel that the company's direct cardiac surgery sales force, geographic scale, expertise and resources will help us expand the global reach of our products.” Following the completion of the transaction, Cardiogenesis will become a wholly-owned subsidiary of CryoLife.

Terms of the Agreement

Under the terms of the definitive agreement, Cardiogenesis shareholders will receive $0.457 in cash for each share of Cardiogenesis stock they own, less applicable withholding taxes.  Upon consummation of the tender offer, CryoLife intends to complete a merger in order to acquire all of the shares of Cardiogenesis common stock that remain outstanding after the completion of the tender offer, at the same per share price.

CryoLife expects the tender offer for the outstanding shares of Cardiogenesis to commence on or around April 4, 2011 and to remain open for at least 20 business days.  The officers and directors of Cardiogenesis, who currently hold 2.7 percent of the voting shares of Cardiogenesis, have agreed to tender all of their shares into the offer upon CryoLife's request.

If over 83.5 percent of the outstanding shares of Cardiogenesis are tendered in the tender offer, CryoLife expects to exercise a “top up” option and close on the short-form merger approximately 10 days thereafter.  If at least a majority but less than 83.5 percent, of the outstanding shares of Cardiogenesis are tendered in the tender offer, CryoLife will purchase up to 49.9 percent of Cardiogenesis' shares in the tender offer, and Cardiogenesis will hold a special meeting of Cardiogenesis shareholders as soon as practical after the completion of the tender offer to vote on the proposed merger.  If more than 50 percent of the outstanding shares of Cardiogenesis, including those shares acquired by CryoLife in the tender offer, vote in favor of the merger, CryoLife and Cardiogenesis will move to complete the merger as soon as possible after the special meeting of Cardiogenesis shareholders.  No approval of the shareholders of CryoLife is required in connection with the offer or the merger.

CryoLife will use cash on hand to fund the transaction.  CryoLife expects the transaction to be break-even to slightly accretive to 2011 diluted net earnings per share, excluding acquisition-related charges and integration costs, including customary amounts related to acquired inventory expected to be recorded in 2011.

The transaction is subject to customary closing conditions and regulatory approvals, including the valid tender of at least a majority of the outstanding shares of Cardiogenesis common stock, on a fully-diluted basis.  The transaction is not subject to a financing condition.

Strategic and Financial Benefits

The acquisition of Cardiogenesis is highly complementary to CryoLife's business and enables CryoLife to extend its product offerings and reach.

• Clear TMR leader: Cardiogenesis is the market share leader in TMR to treat refractory angina; and when combined, the two companies will have programs across valve replacement surgery, reconstructive cardiac surgery, TMR to treat refractory angina, and surgical sealants and hemostatic agents to prevent and control bleeding.

• Complementary programs: Cardiogenesis' experience with TMR products and relationships with leading cardiac surgery programs are a strong complement to CryoLife's valve replacement and reconstructive cardiac surgery franchise.

• Increased direct selling organization:  The assimilation of Cardiogenesis' direct sales representatives will nearly double CryoLife's cardiac surgery specialist sales force in the U.S.  Once fully cross-trained, CryoLife and Cardiogenesis representatives will be able to promote the full range of both companies' cardiac surgery products and services.

• International growth: CryoLife's global presence can further strengthen and enhance Cardiogenesis' international growth.  Cardiogenesis currently does not have a presence in international markets. CryoLife's international sales and marketing network, which reaches into approximately 70 countries, can accelerate Cardiogenesis' growth more rapidly in key international markets.

• Large market potential: The successful delivery of biologic materials, such as stem cells, in conjunction with Cardiogenesis' TMR devices will make CryoLife a leading participant in the treatment of chronic myocardial ischemia. Cardiogenesis has been in discussions with the Food and Drug Administration (FDA) regarding initiating a randomized, prospective clinical trial to evaluate TMR in conjunction with bone marrow derived stem cell therapy to treat patients with severe refractory angina. A feasibility trial is underway outside the U.S. using the PHOENIX System.

• Accretive transaction: Prior to 2010, Cardiogenesis experienced revenue growth with historically strong gross margins. If the transaction closes in May, CryoLife expects revenue from the Cardiogenesis product line to be between $4.0 million and $5.0 million in 2011, which primarily reflects disposable hand piece and service revenues. Additionally, the transaction is expected to be accretive to CryoLife's revenue growth rate and gross margin and to be either break-even or slightly accretive to diluted net earnings per share in 2011, excluding acquisition related charges and integration costs, including the increase to cost of goods sold related to the step up in inventory values required under purchase accounting, expected to be incurred during 2011. CryoLife recorded transaction-related charges in the fourth quarter of 2010 and expects to record additional charges during 2011.

40.           Instead of working to maximize shareholder value as required, the Individual Defendants: (a) agreed to hand over the Company and its future prospects to CryoLife for an unfair price of $0.457 per share; (b) secured insider benefits for themselves and the Company's management; (c) adopted preclusive deal protection devices to block out competing bidders that may have offered more value to the Company's shareholders; and (d) filed with the SEC a materially misleading Recommendation Statement that contained numerous material misstatements and omissions.
C.           The Board Agrees to Sell Cardiogenesis For an Unfair Price
41.           The heavily-conflicted Board delivered the Company to CryoLife at an inadequate price. Analysts have projected that the Company's true inherent value going forward value is at least $0.60 per share.

42.           Indeed, the merger consideration fails to account for the fact that Cardiogenesis has recently performed well despite a tough economic climate. As set forth herein, the Company is clearly on the rise. The Board should have leveraged Cardiogenesis' position to extract a greater premium and a favorable merger agreement. Instead, the Board agreed to hastily lock-up a deal with CryoLife before fulfilling its fiduciary duties to maximize shareholder value.
43.           Cardiogenesis shareholders have a right to receive consideration that accurately accounts for the Company's performance and bright prospects. However, the Board entered into a discount deal in violation of the duties owed to Cardiogenesis' public shareholders.

D.	The Board Stands To Receive Unique Material Financial Benefits In The Proposed Transaction Not Available to the Company's Public Shareholders
44.           The Company's Board has material conflicts of interest and are acting to better their own personal economic interests through the conversion of their stock options into fully vested options to receive CryoLife stock – benefits that are not being equally shared by Cardiogenesis' stockholders.
45.           As an incentive to enter into the Proposed Transaction, Defendants hold vested and/or unvested stock options and other stock-based incentive awards not being equally shared by the Company's shareholders. Specifically, the Merger Agreement provides that Defendant McCormick is entitled to substantial change of control payments. As explained in the Recommendation Statement:

Change of Control Payments

The Merger Agreement provides that each Option with respect to the Shares that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation will pay to each person who was holding such canceled Option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Option and (ii) the number of shares subject to such Option.  However, if the exercise price per share under any Option is equal to or greater than the Offer Price, then such Option will be canceled without any cash payment being made in respect thereof. The Merger Agreement further provides that each share of restricted stock of the Company that is not fully vested and that is outstanding immediately prior to the closing of the Offer shall automatically become fully vested immediately prior to such closing, but subject to the occurrence of the closing of the Offer. The Merger Agreement requires the Company to amend its equity incentive plans, as necessary, to provide for the above described treatment of the Options in the Merger.

Impact of a Merger on Equity Awards

Pursuant to the terms of the Employment Agreements, and notwithstanding any provisions of the Company's equity incentive plans, or of any related Options or restricted stock agreements, to the extent not already accelerated under the Merger Agreement, upon consummation of the Merger, all of Messrs. McCormick's, Abbott's and Lanigan's restricted stock will vest in full, and all rights of the Company to repurchase such restricted stock will terminate in full.

The Merger Agreement provides that each Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and, in exchange therefor, Parent will pay to each person who was holding such canceled Option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Option and (ii) the number of shares subject to such Option. However, if the exercise price per share under any Option is equal to or greater than the Offer Price, then such Option will be canceled without any cash payment being made in respect thereof. The Merger Agreement requires the Company to amend its equity incentive plans, as necessary, to provide for the above described treatment of the Options on the Merger.

46. The following table sets forth, as of March 28, 2011, the day the Company entered into the Merger Agreement, the amounts payable to each Defendant if the Board (1) tendered all of the Shares that they own for the Offer Price (assuming no exercise of outstanding options), (2) received remuneration for the cash-out of options at the time of the Merger, and/or (3) were terminated without cause in connection with the Merger.

		Unrestricted Shares Owned		Accelerated Vesting of Restricted Stock		Stock Options
Defendant	Severance Payments	Number of Shares Owned	Value of Shares Tendered	Number of Share of Restricted Stock Owned	Value of Shares of Restricted Stock Tendered	Number of In-the-Money Options	Value of Shares Subject to Option (Less Exercise Price)	Total
McCormick	$37,372	728,926	$333,119	250,000	$114,250	180,000	$23,660	$508,301
Cohen						72,500	$10,803	$10,803
Sabahat						122,500	$19,683	$19,683
Slepian						115,000	$18,505	$18,505
Waller						130,000	$20,485	$20,485

47. Based on the above, the Proposed Transaction is unfair to Cardiogenesis' public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.
E.           The Board Locked Up the Deal in Violation of Its Fiduciary Duties
48.           Not only did the Board fail to maximize shareholder value in agreeing to the Proposed Transaction, it also took unreasonable steps to ensure consummation of a deal with CryoLife to the detriment of Cardiogenesis' shareholders.
49.           First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations (see Merger Agreement at Section 6.2).  This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors:

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., Eastern time, on April 17, 2011, the Company and any of its Subsidiaries and their respective officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in, and maintain discussions or negotiations with respect to Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations.

(b) Except as permitted by this Section 6.2 and except as may relate to any Excluded Party (for as long as such Person or group is an Excluded Party), the Company shall and shall cause each of its Subsidiaries and Representatives to (i) from 12:00 a.m., Eastern time, on April 18, 2011 (the “No-Shop Period Start Date”), immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal or (C) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal.  No later than two (2) Business Days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Person that submitted an Acquisition Proposal prior to the No-Shop Period Start Date. Notwithstanding the commencement of the obligations of the Company under this Section 6.2(b) on the No-Shop Period Start Date, the parties agree that the Company may continue to engage in the activities described in clause (i) and/or (ii) of Section 6.2(a) with respect to each Excluded Party (for as long as any such Person or group is an Excluded Party) on and after the No-Shop Period Start Date until the earlier of the time (A) the Company Stockholder Approval is obtained and (B) it ceases to be an Excluded Party, including with respect to any amended or revised proposal submitted by such Excluded Party on or after the No-Shop Period Start Date; provided that to the extent set forth therein, the provisions of Section 6.2(e) shall apply; and provided, further, that with respect to any Excluded Party, the Company shall promptly provide to Parent a written summary of the material terms of any such Acquisition Proposal (including any financing commitments).

50.           Similarly, Section 6.2(d) of the Merger Agreement provides that the Company must promptly notify CryoLife of any unsolicited competing bidder's offer. Specifically, the Merger Agreement obligates Cardiogenesis to notify CryoLife of any proposals, offers, or any overtures of interest from other potential suitors and it must provide all relevant details of those inquiries or proposals to CryoLife within 48 hours of receipt.

Following the No-Shop Period Start Date, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (whether made before or after the No-Shop Period Start Date) on a prompt basis (and in any event within forty eight (48) hours) and upon the request of Parent shall apprise Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.2.

51. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” CryoLife is granted five business days to make a counter-offer so that the competing offer would no longer be considered superior to the Proposed Transaction. Specifically, Section 6.2(e) of the Merger Agreement states:

Except as expressly permitted by this Section 6.2(e) or Section 6.2(f), the Company Board shall not (i)(A) fail to recommend to its stockholders that the Company Stockholder Approval be given (the “Company Board Recommendation”) or fail to include the Company Board Recommendation in the Proxy Statement, the Schedule 14D-9 or related filings, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or a customary “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the Stockholders an Acquisition Proposal (actions described in this clause (i) being referred to as an “Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 8.1(d)(ii). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board may make an Adverse Recommendation Change, enter into a Company Acquisition Agreement with respect to an Acquisition Proposal not solicited in violation of this Section 6.2 or take any action pursuant to Section 8.1(d)(ii) if the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, (x) that failure to take such action could be inconsistent with the directors' fiduciary duties under applicable Law and (y) that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that (1) the Company has given Parent at least five (5) Business Days' prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing, including any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and (4) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least (1) one business day (rather than the five (5) Business Days otherwise contemplated by clause (1) above); and provided, further, that the Company has complied in all material respects with its obligations under this Section 6.2 and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company termination is in accordance with Section 8.1 and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Termination Fee in accordance with Section 8.3 prior to or concurrently with such termination.

52.           The Board further reduced the possibility of maximizing shareholder value by agreeing to a $1.5 million termination fee that will all but ensure that no competing offer will be forthcoming. Thus, if the Board seeks to terminate the Merger Agreement to accept a superior proposal, then the Company must pay CryoLife $1.5 million.

53.           Moreover, in direct violation of California law, the Board agreed to the Top-Up Option that promises to give tens of millions of additional Company shares to CryoLife to help it make an end-run around controlling shareholder law and complete the Proposed Transaction without adequate protection for the Company's public shareholders. Section 1101 of the California Corporations Code states:

[E]xcept in a short-form merger, and in the merger of a corporation into its subsidiary in which it owns at least 90 percent of the outstanding shares of each class, the nonredeemable common shares or nonredeemable equity securities of a constituent corporation1 may be converted only into nonredeemable common shares of the surviving party2 or a parent party if a constituent corporation or its parent owns, directly or indirectly, prior to the merger shares of another constituent corporation representing more than 50 percent of the voting power of the other constituent corporation prior to the merger, unless all of the shareholders of the class consent and except as provided in Section 407.3

Cal. Corp. Code § 1101(e). This provision is referred to as the “50-90 Rule” of the California General Corporation Law. In an effort to escape the 50-90 Rule, defendants have attempted to implement the Top-Up Option as part of the Merger Agreement. Under the Top-Up Option, even though CryoLife could receive, by way of example, only 83.5% of Cardiogenesis stock in the tender offer — and thus be squarely within the confines of the 50-90 Rule — defendants have agreed by the contractual artifice of the Top-Up Option to eviscerate the Rule.

F.	Defendants Breached Their Fiduciary Duties by Filing a Materially Misleading Recommendation Statement
54.           It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, the defendants have failed to provide the Company's shareholders with that information. The Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) the strategic alternatives for the Company; (c) the Company's intrinsic value on a stand-alone basis; (d) the conflicts of interest that burdened the sales process, including the material benefits secured by Company insiders; (e) details concerning B. Riley's potential conflict of interest; and (f) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by B. Riley.

1 ‘”Constituent corporation' means a corporation that is merged with or into one or more other corporations or one or more other business entities and includes a surviving corporation.” Cal. Corp. Code § 161.

2 Surviving corporation' means a corporation into which one or more other corporations or one or more other business entities are merged.” Cal. Corp. Code § 190.

3 California Corporations Code § 407 concerns payment for fractional shares.

FIRST CAUSE OF ACTION
(Against the Individual Defendants for Breach of Fiduciary Duties)
55.           Plaintiff repeats and realleges each allegation set forth herein.
56.           The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Cardiogenesis.
57.           By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Cardiogenesis.
58.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Cardiogenesis because, among other reasons, they failed to take steps to maximize the value of Cardiogenesis to its public shareholders.
59.           The Individual Defendants dominate and control the business and corporate affairs of Cardiogenesis, and are in possession of private corporate information concerning Cardiogenesis' assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Cardiogenesis that makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.
60.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
61.           As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Cardiogenesis' assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

62.           Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.
63.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that the Individual Defendants' actions threaten to inflict.
SECOND CAUSE OF ACTION
(Against CryoLife and Merger Sub for Aiding and Abetting the Individual Defendants'
Breaches of Fiduciary Duty)
64.           Plaintiff repeats and realleges each allegation set forth herein.
65.           Because they were fiduciaries of the Company, the Individual Defendants owed duties of due care, undivided loyalty, good faith, and truth disclosure. The Individual Defendants violated and breached these duties, as alleged herein.
66.           Such violations of law and breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Cardiogenesis, CryoLife, and Merger Sub, which aided and abetted the breaches of the Individual Defendants' fiduciary duties to Plaintiff and the Class.
67.           With the knowledge, approval, and participation of each of the Individual Defendants, as alleged herein, defendants Cardiogenesis, CryoLife, and Merger Sub were able to, and in fact did, knowingly render aid and assistance to the Individual Defendants in their breaches of fiduciary duties.
68.           Defendants Cardiogenesis, CryoLife, and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of fiduciary duties to Cardiogenesis shareholders.
69.           As a result of the aiding and abetting the Individual Defendants' breaches of fiduciary duties by Cardiogenesis, CryoLife, and Merger Sub, Plaintiff and the other members of the Class have sustained, and will continue to sustain, substantial harm.

70.           As a result of the unlawful actions of Cardiogenesis, CryoLife, and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that defendants will continue to aid and abet the Individual Defendants' breaches of fiduciary duties, and Plaintiff and the Class will not receive their fair portion of the value of Cardiogenesis' assets and businesses, and have been and will be prevented from obtaining a fair price for their common stock, all to the irreparable harm of the Class.
71.           Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.
72.           Plaintiff and the members of the Class lack an adequate remedy at law.
PRAYER FOR RELIEF
WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:
1.           Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;
2.           Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;
3.           Rescinding, to the extent already implemented, the Merger or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;
4.           Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;
5.           Awarding the Class compensatory damages compensatory damages, together with pre- and post-judgment interest;
6.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and
         7.           Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND
Plaintiff demands a trial by jury on all issues triable by jury.

Dated: April 7, 2011	BRODSKY & SMITH, LLC

By: /s/ Evan J. Smith

Evan J. Smith (SBN 242352)
9595 Wilshire Boulevard
Suite 900
Beverly Hills, CA 90212
ph: 877-534-2590
fax: 310.247.0160

BROWER PIVEN
A PROFESSIONAL CORPORATION
David A. Brower
Brian C. Kerr
488 Madison Avenue
Eighth Floor
New York, NY 10022
Telephone: (212) 501-9000
Telecopier: (212) 501-0300

Attorneys for Plaintiff